 Wolters Kluwer
Corporate & Financial Services

PRESS RELEASE



keting
cial Services
rskluwer.com

Caroline Wouters
Vice President
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Oya Yavuz
Vice President
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Corporate & Financial Services To Acquire GulfPak Corporation

Acquisition Will Strengthen Wolters Kluwer's Commitment to Being Financial Organizations' First Choice for Best-in-Class Compliance, Content, and Technology Solutions and Services

MINNEAPOLIS - August 15, 2006 - Wolters Kluwer Corporate & Financial Services, a division of Wolters Kluwer nv, announced the agreement to acquire GulfPak Corporation, a leading provider of automated lending and account origination solutions to U.S. financial organizations. GulfPak, located in Jackson, Miss., provides its compliance-based technology solutions to more than 700 financial organizations.

The banking industry has looked to GulfPak for lending and account origination technology since 1985. Recently, GulfPak responded to industry demand by implementing a series of product enhancements to its automated systems - including mortgage origination, imaging, and e-signature functionality.

"The addition of GulfPak Corporation to Wolters Kluwer's portfolio will strengthen Wolters Kluwer's commitment to being a financial organization's first choice for best-in-class compliance, content, and technology solutions and services," said Brian Longe, President and Chief Operating Officer of Wolters Kluwer Financial Services. "This acquisition will allow Wolters Kluwer to expand upon the breadth and depth of our technology solutions that help financial organizations manage risk and improve efficiencies across their entire enterprise."

GulfPak will become part of the Financial Services business unit of Wolters Kluwer, whose market-leading product brands include Bankers Systems, PCi and its *Wiz*® solutions, and VMP® Mortgage Solutions.

"GulfPak and Wolters Kluwer Financial Services offer financial organizations a similar value proposition," John Bryant, Senior Vice President of Banking for Wolters Kluwer Financial Services, said. "Both organizations provide these customers with powerful, easy-to-use technology solutions backed by highly personalized service and very responsive support. GulfPak and Wolters Kluwer Financial Services will work together to provide our customers with even more value. Existing Wolters Kluwer Financial Services customers will benefit from new functionalities including GulfPak's expertise in creating interfaces to imaging and core processing systems. GulfPak customers will immediately benefit from access to Wolters Kluwer Financial Services products like on-line training and Financial Intelligence Solutions and will enjoy access to Wolters Kluwer Financial Services leading compliance content."

Jay Tindall, President and Chief Executive Officer of GulfPak Corporation, will join the Wolters Kluwer Financial Services management team and will continue to provide leadership for the Jackson operation where GulfPak has approximately 37 employees.

Terms of the purchase agreement were not released. The acquisition is subject to GulfPak shareholder approval.

About Wolters Kluwer Financial Services
Wolters Kluwer Financial Services provides best-in-class compliance, content, and technology solutions and services that help financial organizations manage risk and improve efficiency and effectiveness across their enterprise. The organization's prominent brands include Bankers Systems, VMP® Mortgage Solutions, PCi, GainsKeeper®, CCH® Capital Changes, CCH INSURANCE SERVICES, and CCH Wall Street. Wolters Kluwer Financial Services' solutions include integrated and stand-alone compliance and work flow tools, documentation, analytics, authoritative information, and professional services. Customers include banks, credit unions, mortgage lenders, securities, and insurance organizations of all sizes throughout the United States. For more information on Wolters Kluwer Financial Services, visit www.WoltersKluwerFS.com.

About Wolters Kluwer
Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, corporate services, finance, tax, accounting, law, regulatory and education sectors. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Forward-Looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, the implementation and execution of new ICT systems or outsourcing, legal -, tax -, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions and divestments. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.